NEWS RELEASE

Current Technology Updates United Kingdom Initiatives

VANCOUVER, British Columbia, April 25, 2006 --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the "Company") reports Mr. Thomas R. Byrne, co-founder and Managing Director of Anchorage Capital Partners Limited ("ACP"), the Company's Corporate Finance and Investment Advisor, has recommended focussing its European capital raising efforts on the Venture Capital Trust ("VCT") community in the United Kingdom. "There are a number of compelling reasons for this focus on the tax-assisted VCT market," states Company CEO Robert Kramer. "Hundreds of millions of Pounds Sterling have been raised from investors by VCTs this year. Importantly, VCTs must hold their investments for at least three years to maximize tax benefits. Finally, recent changes in tax legislation in the U.K. which took effect April 6, 2006 eliminated the ability of VCTs to invest in larger more established enterprises, making investments in smaller entities such as ours more likely."

"We have received particular interest from VCTs in the U.K.," states Mr. Byrne. "Because of the VCT's structure, which is a tax driven one, they have an appetite for taking a longer term view on investments. Indeed, they are motivated by tax legislation to hold their investments for at least three years. We believe this new approach should prove to be a successful strategy for Current Technology's plans for expansion into the U.K., European and Middle Eastern markets."

Following ACP's recommendation, a submission has been made to Her Majesty's Revenue & Customs for approval in principle for a VCT to invest in the Company on the condition the funds would in turn be advanced to its wholly owned U.K. subsidiary for expansion in the U.K., Europe and the Middle East. A determination on this matter is expected within the next three or four weeks. "We believe we have a good chance of obtaining approval in principle," continues Kramer, "and further believe the recent changes which were made in the U.K.'s tax code will assist us in completing a transaction with VCT investors. To that end, we recently delivered an ETG (ElectroTrichoGenesis) Mark 1 to London so that prospective investors could familiarize themselves with our technology."

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100